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                                    EXHIBIT A

                  S.R.E.S.-Fifth Avenue, Inc. owns 1,000,000 shares of Series A-2 Preferred Stock (the"Series A-2 Preferred Stock") which shares are convertible into Common Stock of Issuer based upon a conversion ratio that ranges from .60 when the Market Price of the Common Stock is $30.00 and above to
 .78 when the Market Price of the Common Stock is less than $22.00 (with no conversion permitted if the Market Price of the Common Stock is less than $10.00). The Market Price is determined based on the average closing price for a period, immediately prior to conversion, of consecutive days which includes 20 days on which the Common Stock was traded.

                  Based on the Market Price calculated as of December 31, 1996 the 1,000,0000 shares of Series A-2 Preferred Stock were convertible into 780,000 shares of Common Stock on such date. S.R.E.S.-Fifth Avenue, Inc. has been informed by the Issuer that as at December 31, 1996 the number of outstanding shares of Common Stock was 13,258,091. The calculation in Item 4(b) is based on the number of shares of Common Stock outstanding as at December 31, 1996 and the Market Price as of such date.

                  Additionally, there is an agreement between Merrill Lynch and Co., Montgomery Securities, as representative of the several underwriters, and , S.R.E.S.-Fifth Avenue, Inc., dated November 12, 1996, restricting S.R.E.S.-Fifth Avenue, Inc.'s ability to sell its Series A-2 Preferred Stock or Common Stock for a period of 180 days.

                  Sumitomo Real Estate Sales U.S.A. Inc. owns 100% of the outstanding shares of capital stock of S.R.E.S.-Fifth Avenue, Inc., Sumitomo Real Estate Sales Co., Ltd. owns 100% of the outstanding shares of capital stock of Sumitomo Real Estate Sales U.S.A. Inc., and Sumitomo Realty and Development Co., Ltd. owns 90.04% of the outstanding shares of capital stock of Sumitomo Real Estate Sales Co., Ltd. As such, each of Sumitomo Real Estate Sales U.S.A. Inc., Sumitomo Real Estate Sales Co., Ltd. and Sumitomo Realty and Development Co., Ltd. is a beneficial owner of the Series A-2 Preferred Stock owned of record by S.R.E.S.-Fifth Avenue, Inc. and the Common Stock into which the Series A-2 Preferred Stock may be converted.

                  This Schedule 13G is filed on behalf of S.R.E.S-Fifth Avenue, Inc., Sumitomo Real Estate Sales U.S.A. Inc., Sumitomo Real Estate Sales Co., Ltd., and Sumitomo Realty and Development Co., Ltd. (please see Exhibit B attached hereto).



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